บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
United Standard Terminal Public Company Limited





Annual Report 2006 | รายงานประจำปี 2549













สารบัญ
Contents



วิสัยทัศน์บริษัท

UST เป็นผู้ให้บริการจัดการโลจิสติกส์ที่ทันสมัย
เพื่อเพิ่มคุณค่าให้แก่ลูกค้า พนักงาน
และมีความรับผิดชอบต่อสังคม



พันธกิจ

UST เป็นบริษัทมหาชนที่ให้บริการด้านการขนถ่ายและเก็บสินค้า เพื่อการนำเข้า-ส่งออกที่ลูกค้าให้ความไว้วางใจและความเชื่อถือ โดย

- รับประกันคุณภาพบริการ ความปลอดภัย และตรงต่อเวลา
- มีทีมงาน อุปกรณ์ และระบบสารสนเทศ ที่มีประสิทธิภาพ
- มีคลังสินค้ามาตราฐานและท่าเรือที่อยู่ในจุดยุทธศาสตร์ที่สำคัญของประเทศสามารถเชื่อมต่อการคมนาคมขนส่งหลายรูปแบบ (multimodal transportation)





Vision

To be a modern intergrated logistics service provider that add value to customers and share value to employees and society

Mission

UST is a public company which offers comprehensive services for loading and storage of import and export commodities. We have the trust and confidence of our customers due to our:


THAI DAWN

- Concern for the quality, safety and timely completion of our services
- Efficiency of teamwork, equipment and advance information technology system
- Standard warehouse and wharf terminal in strategic location that are flexible to adopt multimodal transportation

สารจากคณะกรรมการบริษัทฯ

เรียนท่านผู้ถือหุ้น

นับจากบริษัทได้ก่อตั้งขึ้น เมื่อวันที่ 29 ธันวาคม 2519 ด้วยทุนจดทะเบียน 45 ล้านบาท เพื่อดำเนินกิจการคลังสินค้าและท่าเรือขนถ่ายสินค้าส่งมอบเรือเดินสมุทร จนถึงปัจจุบันบริษัทดำเนินกิจการมาแล้วกว่า 30 ปี มีทุนจดทะเบียนชำระแล้ว 387.72 ล้านบาท และมีสินทรัพย์รวมทั้งสิ้น 1,474.71 ล้านบาท ณ วันที่ 31 ธันวาคม 2549

การดำเนินกิจการที่ผ่านมา บริษัทฯ เน้นการให้บริการเก็บสินค้า ขนถ่ายสินค้า และบริการท่าเทียบเรือสำหรับสินค้าประเภทน้ำตาล ปุ๋ย อาหารสัตว์ เคมี และสินค้าทั่วไป ทั้งในแม่น้ำเจ้าพระยาและท่าเรือน้ำลึกแหลมฉบัง

ระหว่างปี 2549 บริษัทได้ขยายการให้บริการให้มีความหลากหลาย เพื่อให้ครอบคลุมงานบริการโลจิสติกส์ที่ครบวงจรและสามารถตอบสนองความต้องการของลูกค้าได้มากขึ้น บริษัทได้นำ



การขนส่งทางรถไฟ ซึ่งมีต้นทุนที่แข่งขันได้เมื่อเทียบกับการขนส่งทางบกทั่วไป โดยเริ่มให้บริการแก่ลูกค้าตั้งแต่เดือน มีนาคม 2549 คิดเป็นจำนวน 91,110 ตัน มีรายได้รวม 56.83 ล้านบาท นอกจากนี้ ยังให้บริการขนส่งทางบกอีก จำนวน 40,340 ตัน มีรายได้รวม 34.23 ล้านบาท

การเข้าลงทุนในบริษัท อ่าวไทยคลังสินค้า จำกัด (ท่าเทียบเรือ A4 ท่าเรือแหลมฉบัง จังหวัดชลบุรี) ในอัตราร้อยละ 53.53 ของทุนจดทะเบียน เมื่อ 30 กันยายน 2548 นั้น บริษัทได้รับอนุญาตเป็นท่าเทียบเรือศุลกากรในเดือน มิถุนายน 2549 จึงเป็นโอกาสให้บริษัทขยายการให้บริการแก่สินค้าทั่วไป (Gerneral Cargo) ในช่วงมิถุนายน จนถึง ธันวาคม 2549 บริษัทให้บริการสินค้าทั่วไปจำนวน 142,150 ตัน คิดเป็นรายได้ 15.68 ล้านบาท

สำหรับการลงทุนในบริษัทย่อยในประเทศจีน ของบริษัทร่วมทุน Guangxi Qinzhou Zhong Tai Service Co., Ltd. ซึ่งบริษัทถือหุ้นอยู่ร้อยละ 70 ของทุนจดทะเบียนจำนวน 5 ล้านหยวน (ประมาณ 16.53 ล้านบาท) ที่เริ่มดำเนินงานในปี 2548 นั้น ผลประกอบการของปี 2549 ในบริษัทย่อย มีรายได้จำนวน 82.37 ล้านบาทและมีกำไรสุทธิจำนวน 6.43 ล้านบาท

ผลประกอบการของบริษัทและบริษัทย่อย ปี 2549 มีรายได้รวม 540.209 ล้านบาท เพิ่มขึ้นจากปีก่อน ร้อยละ 35.48 และมีกำไรสุทธิ 19.41 ล้านบาท เพิ่มขึ้นลดลงจากปีก่อน ร้อยละ 23.40

ผลผลิตอ้อยในประเทศไทย สำหรับฤดูการผลิตน้ำตาล 2548/49 มีอ้อยเข้าหีบในโรงงานน้ำตาลจำนวน 47 ล้านตัน ซึ่งถือว่าอยู่ในระดับต่ำใกล้เคียงกับฤดูการผลิตปีก่อน อันเนื่องมาจากภาวะฝนแล้งที่ต่อเนื่องมาตลอด 2 ปี ก็ยังส่งผลกระทบต่อการดำเนินงานของบริษัท อย่างไรก็ตาม การขยายตลาดการให้บริการที่หลากหลายและผลประกอบการของบริษัทย่อยที่เริ่มดีขึ้นก็เป็นส่วนหนึ่งที่ช่วยให้ผลประกอบการของบริษัทได้รับผลกระทบน้อยลง

บริษัทได้กำหนดทิศทางในการเจริญเติบโต ปี 2550-2552 เพื่อให้ผลการดำเนินงานของบริษัทเป็นไปในลักษณะมั่นคงและยั่งยืน โดยมีแนวทาง ดังนี้

1.มุ่งเน้นการใช้ประโยชน์จากทรัพย์สินโดยเฉพาะท่าเทียบเรือแหลมฉบัง เพื่อขยายตลาดการให้บริการในการรับเรือสินค้าทั่วไปมากขึ้น (General Cargo)

2.มุ่งเน้นการขยายบริการขนส่งทางรถไฟและหาสินค้าขากลับ (Backhaul)

3.ศึกษาการให้บริการขนส่งทางน้ำและการเดินเรือชายฝั่ง เพื่อทดแทนการขนส่งทางบกโดยรถบรรทุก

4.พัฒนาศักยภาพของการให้บริการของบริษัทย่อยในประเทศจีน

ท้ายนี้ ในนามของคณะกรรมการบริษัท ขอขอบคุณท่านผู้ถือหุ้น นักลงทุน ลูกค้า สถาบันการเงิน และคู่ค้าทั้งหลายที่ให้การสนับสนุน และความไว้วางใจบริษัทอย่างดีเสมอมา ตลอดจนฝ่ายบริหารและพนักงานของบริษัททุกท่านที่ได้ร่วมใจและทุ่มเทในการปฏิบัติงานด้วยความมานะบากบั่น อันจะทำให้บริษัทสามารถฝ่าฟันอุปสรรคทั้งหลายและนำไปสู่ความเจริญเติบโตอย่างมั่นคงและยั่งยืนต่อไป

นายสุนทร ว่องกุศลกิจ
ประธานกรรมการ

Dear Shareholders,

Incorporated on December 29, 1976 with a registered capital of 45 million Bath, the company has operated warehouses and terminal services handling cargoes to ocean liners for more than 30 years. To date, the paid capital has increased to Baht 387.72 million and the total assets as of 31 December 2006 is amounted as Baht 1,474.71 million.

Previously the Company emphasized the storage, handling and terminal services for certain kinds of goods such as sugar, fertilizer, animal feeds, chemicals and other general goods. The locations of services cover both the Chao Phraya River area and Laem Chabang deep seaport.

In 2006 the Company scaled up its services toward a more diverse range and to cover all and comprehensive logistic services that could meet the demand of clients more effectively. The Company started to make the transportation by train available for customers in March 2006, the cost of which is more competitive comparing to other kinds of land transportation in general. The total volume of rail transportation was recorded as 91,110 tons, which yielded an income of Baht 56.83 million The Company also provided other kinds of land transportation for 40,340 tons of cargo, which also yielded a collective income of Baht 34.23 million.

The Company put an investment in Aawthai Warehouse Co., Ltd. (Terminal A4 of Laem Chabang deep seaport in Chonburi province) on September 30, 2005 holding 53.53% of the total registered capital. Subsequently to this investment, the Company has been granted with a permit for operating a custom terminal since June 2006. The Company then took this opportunity to scale up its general cargo services during the period from June to December 2006 and was able to provide this service collectively for 142,150 tons of cargoes and gained Baht 15.68 million as income.

The Company also invested in a subsidiary company in China - the Guangxi Qinzhou Zhong Tai Service Co., Ltd. (a joint venture company that started its operation in 2005) - holding 70% of the total registered capital (equal to 5 million Yuan or around Baht 16.53 million). From 2006 performance, this subsidiary company was able to gained Baht 82.37 million as income and Baht 6.43 millions as the net profit.

The report on 2006 performance outcomes of the Company and its subsidiaries reveals a collective revenue of Baht 540.20 million (with a 35.48% increase from previous year) and a net profit of Baht 19.41 million (23.40% decrease from previous year).

The harvests of sugar canes sent for processing in sugar factories for 2005/2006 season were totaled as 47 million tons - a low volume similar to that of previous season - due to the presence of drought for two consecutive years. Such low volume of harvests continued to affect the performance of the Company. However, the expansions of services towards a more diverse range and a better growth in performance outcomes of subsidiary companies have resulted in a reduction of the effects of the lower harvests on the overall performance.

The Company has defined the directions for its growth for the period from 2007-2009 as below in order to ensure the security and sustainability of its performance outcomes.

1. Focus on the utilization of assets especially Laem Chabang Terminal so that the market of general cargo services for ocean liners can be expanded.
2. Concentrate on selling train transportation services and seeking cargoes for the backhaul.
3. Look at the possibility of replacing land transportation by water transportation and coastal navigation.
4. Develop servicing capacity of the subsidiary company in China.

Finally, on behalf of the Board of Directors, may I express our sincere thanks to the valued shareholders, investors, customers, financial institutions and trading counterparts for all the supports and trust extended to the Company. May I also express our thankfulness to the management and the employees of the Company for the commitment and perseverance they have for their performance, which will enable the Company to overcome all difficulties and barriers and finally achieve a secured and sustainable growth.

Mr. Soonthorn Vongkusolkit
Chairperson of the Board



นายสุนทร ว่องกุศลกิจ
Mr. Soonthorn Vongkusolkit
ประธานกรรมการ
Chairman

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- บริหารธุรกิจดุษฎีบัณฑิตกิตติมศักดิ์ (สาขาการจัดการ) มหาวิทยาลัยหอการค้าไทย
  Honorary Doctor of Philosophy in Business Administration (Administration Management)
  The University of The Thai Chamber of Commerce
- ประธานกรรมการ, บริษัท น้ำตาลมิตรผล จำกัด และบริษัทในเครือ
  Chairman, Mitr Phol Sugar Corp., Ltd., and Affiliates
- ประธานกรรมการ, บริษัท กวางสี ชินโจว จงไท้ เซอร์วิส
  Chairman, Guangxi Qinzhou Zhong-Tai Service Co., Ltd
- ประธานกรรมการ, บริษัท บ้านปู จำกัด (มหาชน)
  Chairman, Banpu Plc.

หลักสูตรสำหรับกรรมการ
Program for Professional Directors

- Chairman 2000 รุ่นที่ 7/2002 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Chairman Program#7/2002 Thai Institute of Directors Association
- Director Accreditation Program (DAP) รุ่นที่ 19/2004 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Director Accreditation Program (DAP) #19/2004 Thai Institute of Directors Association

สัดส่วนการถือหุ้นร้อยละ 3.75
Percentage of held



นายเปโดร แอล ตาเบต้า จูเนียร์
Mr. Pedro L. Tabeta Jr.
ประธานกรรมการตรวจสอบ/กรรมการอิสระ
Chairman of the Audit Committee / Independent Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- Executive Program in Business Administration, Columbia University, U.S.A
- อดีตหุ้นส่วนและกรรมการ บริษัท เอสจีวี ณ ถลาง จำกัด
  Ex. Partner and Director, SGV-Na Thalang & Co., Ltd.
- อดีตหุ้นส่วนและกรรมการ บริษัทที่ปรึกษาธุรกิจ อาร์เธอร์ แอนเดอร์เซ่น จำกัด
  Ex. Partner and Director, Andersen Business and Advisory Ltd.
- หุ้นส่วนและกรรมการ บริษัท เท็กซ์-มี จำกัด
  Partner and Director, Text Me Co., Ltd.
- หุ้นส่วนและกรรมการ บริษัท เอสจีวี แอสโซซิเอทส์ จำกัด
  Partner and Director, SGV Associates Ltd.

สัดส่วนการถือหุ้นร้อยละ -
Percentage of held



นายอนุรัต ติยาภรณ์
Mr. Anurat Tiyaphorn
กรรมการตรวจสอบ/กรรมการอิสระ
Audit Committee Member/Independent Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- นิติศาสตร์มหาบัณฑิต มหาวิทยาลัยนิวยอร์ค สหรัฐอเมริกา
  LL.M. New York University, U.S.A
- หุ้นส่วนและกรรมการ, บริษัท เบเคอร์ แอนด์ แมคเค็นซี่ จำกัด
  Partner and Director, Baker & Mckenzie Co., Ltd.

สัดส่วนการถือหุ้นร้อยละ -
Percentage of held



นายกฤษณ์ อรรถกฤษณ์
Mr. Grish Attagrish
กรรมการตรวจสอบ/กรรมการอิสระ
Audit Committee Member/Independent Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- พาณิชยศาสตรมหาบัณฑิต (การตลาด) จุฬาลงกรณ์มหาวิทยาลัย
  M.B.A.(Marketing), Chulalongkorn University
- บัญชีบัณฑิต (การเงินการธนาคาร) จุฬาลงกรณ์มหาวิทยาลัย
  B.A(Finance), Chulalongkorn University
- ผู้ช่วยผู้จัดการใหญ่ สายการตลาดธุรกิจขนาดใหญ่ 2 ธนาคารไทยพาณิชย์ จำกัด (มหาชน)
  Executive Vice President, Division Head, Corporate Division 2, Siam Commercial Bank PCL.

สัดส่วนการถือหุ้นร้อยละ -
Percentage of held



นายอิสระ ว่องกุศลกิจ
Mr. Isara Vongkusolkit
ประธานกรรมการบริหาร/กรรมการ
Chairman of the Executive Committee/ Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- บริหารธุรกิจบัณฑิต มหาวิทยาลัยนอร์ทแคโรไลน่า สหรัฐอเมริกา
  B.B.A. North Carolina University, U.S.A.
- กรรมการผู้จัดการใหญ่, บริษัท น้ำตาลมิตรผล จำกัด และบริษัทในเครือ
  Mitr Phol Sugar Corp., Ltd., and Affiliates
- รองประธานกรรมการ, บริษัท อ่าวไทยคลังสินค้า จำกัด
  Vice Chairman, Aawthai Warehouse Co., Ltd.

หลักสูตรสำหรับกรรมการ
Program for Professional Directors

- Director Certification Program รุ่นที่ 36/ 2003 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Directors Certification Program #36/ 2003 Thai Institute of Directors Association (IOD)

สัดส่วนการถือหุ้นร้อยละ 2.69
Percentage of held



นายวิฑูรย์ ว่องกุศลกิจ
Mr. Vitoon Vongkusolkit
กรรมการ
Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- เภสัชศาสตร์บัณฑิต, จุฬาลงกรณ์มหาวิทยาลัย
  B.Sc (Pharmacology), Chulalongkorn University
- กรรมการ, บริษัทน้ำตาลมิตรผล จำกัด และบริษัทในเครือ
  Director, Mitr Phol Sugar Corp., Ltd., and Affiliates
- กรรมการ, บริษัท ดิเอราวัณ กรุ๊ป จำกัด (มหาชน)
  Director, The Erawan Group Plc.
- กรรมการ, บริษัท บ้านปู จำกัด (มหาชน)
  Director, Banpu Plc.

หลักสูตรสำหรับกรรมการ
Program for Professional Directors

- Directors Certification Program รุ่นที่ 17/ 2002 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Directors Certification Program #17/ 2002 Thai Institute of Directors Association (IOD)

สัดส่วนการถือหุ้นร้อยละ 3.78
Percentage of held



นายจิรศักดิ์ วongกุศลกิจ
Mr. Jirasak Vongkusolkit
กรรมการ
Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- บริหารธุรกิจมหาบัณฑิต มหาวิทยาลัยรามคำแหง
  MBA, Ramkhamhaeng University
- กรรมการ, บริษัท ด่านช้างไบโอ-เอ็นเนอร์ยี จำกัด
  Director, Danchang Bio-Energy Co., Ltd.
- กรรมการ, บริษัท น้ำตาลสิงห์บุรี จำกัด
  Director, Singburi Sugar Co., Ltd.
- กรรมการ, บริษัท เพโทรกรีน จำกัด
  Director, Petro Green Co., Ltd.
- กรรมการ, บริษัท ภูเขียว ไบโอ-เอ็นเนอร์ยี จำกัด
  Director, Phu Khieo Bio-Energy Co., Ltd.
- กรรมการ, บริษัท แปซิฟิก ชูการ์ คอร์เปอเรชั่น จำกัด
  Director, Pacific Sugar Corporation Co., Ltd.

หลักสูตรสำหรับกรรมการ
Program for Professional Directors

- Directors Certification Program รุ่นที่ 26/2003 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Directors Certification Program #26/2003 Thai Institute of Directors Association (IOD)

สัดส่วนการถือหุ้นร้อยละ 0.01
Percentage of held



นายอำนวย กาญจนกำเนิด
Mr. Amnuay Kanjanakumnurd
กรรมการ/กรรมการบริหาร/กรรมการผู้จัดการ
Director/Excecutive Comitee/Managing Director

วุฒิทางการศึกษาและประสบการณ์
Education and Experience

- M.S. (Innovation and Technology), Boston University, U.S.A
- กรรมการ, กรรมการผู้จัดการ บริษัท อ่าวไทยคลังสินค้า จำกัด
  Director, Managing Director, Aawthai Warehouse Co., Ltd.
- กรรมการ, บริษัท กวางสี ชินโจว จงไท้ เซอร์วิส
  Director, Guangxi Qinzhou Zhong-Tai Service Co., Ltd.

หลักสูตรสำหรับกรรมการ
Program for Professional Directors

- Directors Certification Program รุ่นที่ 23/2003 จากสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Directors Certification Program #23/2003 Thai Institute of Directors Association (IOD)

สัดส่วนการถือหุ้นร้อยละ -
Percentage of held

คณะกรรมการของบริษัท Board of Directors of Subsidiaries

รายชื่อบริษัทย่อย / รายชื่อกรรมการ		บริษัท มิตรผล คลังสินค้า จำกัด	บริษัท อ่าวไทย คลังสินค้า จำกัด	บริษัท กวางสี ซิงโจว จงไท้ จำกัด
นายสุนทร Mr. Soonthorn	ว่องกุศลกิจ Vongkusolkit	X		X
นายวิฑูรย์ Mr. Vitoon	ว่องกุศลกิจ Vongkusolkit	/		
นายอิสระ Mr. Isara	ว่องกุศลกิจ Vongkusolkit	/	/	
นายชนินท์ Mr. Chanin	ว่องกุศลกิจ Vongkusolkit	/		
นายขจร Mr. Kachorn	เทพย์ปฏิพัธน์ Thebpatiphat	/		
นายจิรศักดิ์ Mr. Jirasak	ว่องกุศลกิจ Vongkusolkit	/		
นายอำนวย Mr. Amnuay	กาญจนกำเนิด Kanjanakumnurd	/	/	/
นายทวีวัฒน์ Mr. Taveevat	ทวีปิยะมาภรณ์ Taveepiyamaporn	/		
นายวิบูลย์ Mr. Viboon	ผาณิตวงศ์ Panitwong		x	
นายยุทธนา Mr. Yuthana	ผาณิตพิเชฐวงศ์ Panitpichetwong		/	
นายวิวัฒน์ Mr. Wivat	ตั้งปอง Tangpong		/	
นายคณิทธิ์ Mr. Kanit	สว่างวโรรส Sawangvaroros		/	
นายธีระ Mr. Teera	ณ วังขนาย Na Wangkanai		/	
นายฮิโรฮิโตะ Mr. Hirohito	อูโนะ Uno		/	
นายเปโดร แอล ตาเบต้า จูเนียร์ Mr. Pedro L Tabeta Junior			/	
นายโสภณ Mr. Sophon	ถิรบัญชาศักดิ์ Tirabanchasak		/	
Mr. Liu Jian Feng				/
นายชูศักดิ์ Mr. Chusak	ว่องกุศลกิจ Vongkusolkit			/
Miss. Wei Zechong				/
นายวิสุทธิ์ Mr. Visut	สมใจ Somchai			/

หมายเหตุ : **/ : กรรมการ** **X : ประธานกรรมการ**
/ : Director **X : Chairman**

นายสมชาย คุณมงคลวุฒิ Mr. Somchai Kunmongkonwut
กรรมการบริหาร / ผู้อำนวยการสายงานการเงินและบริหาร Executive Committee / Finance and Administration Director
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- บัญชีมหาบัณฑิต มหาวิทยาลัยธรรมศาสตร์
  M.S. (Accounting) Thammasat University
- บัญชีบัณฑิต มหาวิทยาลัยธรรมศาสตร์
  B.A (Accounting) Thammasat University
- อดีตผู้อำนวยการฝ่ายการเงินและบริหาร บริษัท โซโคเมค ยูนิทรีโอ จำกัด
  Ex-Finance and Administration Director, Socomec Unitrio Co., Ltd.
- Company Secretary Program รุ่นที่ 14/2005 สมาคมส่งเสริมสถาบันกรรมการบริษัทไทย
  Company Secretary Program #14/2005,Thai Institute of Directors Association (IOD)

นายเมธี หมอนทอง Mr. Matee Monthong
ผู้ช่วยผู้อำนวยการสายงานปฏิบัติการโลจิสติกส์ Logistics and Operation Assistant Director
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- มัธยมศึกษาตอนต้นปีที่ 3 โรงเรียนสารสิทธิ์ จ.ราชบุรี
  Primary School, Sarasit School, Ratchaburi Province
- อดีตผู้จัดการฝ่ายคลังสินค้าสมุทรปราการ บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
  Ex-Samutprakarn Warehouse Manager, United Standard Terminal Public Co., Ltd.

นายสิทธิโชค ศรีพิชิต Mr. Sittichai Sripichit
ผู้จัดการฝ่ายคลังสินค้าสมุทรปราการ Samutprakarn Warehouse Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- วิศวกรรมศาสตร์บัณฑิต (เคมี) มหาวิทยาลัยสงขลานครินทร์
  B.Eng (Chemical), Songklanakalin University
- อดีตผู้จัดการฝ่ายขายและพัฒนาธุรกิจ บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
  Ex-Sales and Business Development Manager, United Standard Terminal Public Co., Ltd.

นายอำนัย วังชัย Mr. Amnai Wangchai
ผู้จัดการฝ่ายคลังสินค้าอ่างทอง Ang-thong Warehouse Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- นิติศาสตร์บัณฑิต มหาวิทยาลัยสุโขทัยธรรมาธิราช
  LL.B. Sukhothai Thammathirat University
- อดีตหัวหน้าแผนกบุคคลและธุรการ บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
  Ex-Head of Human Resources and Administration, United Standard Terminal Public Co., Ltd.

นายเฉลิมพล สุภารัตนสิทธิ์ Mr. Chalermphol Suparattanasit
ผู้จัดการฝ่ายโลจิสติกส์ Logistics Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- เศรษฐศาสตร์บัณฑิต (เศรษฐศาสตร์ระหว่างประเทศ) มหาวิทยาลัยกรุงเทพ
  E.C. (Economic International) Bangkok University
- อดีตผู้จัดการฝ่ายโลจิสติกส์ บริษัท เจียเม้ง จำกัด
  Ex-Logistics Manager, Chiameng Co., Ltd.

นายวรวิทย์ วรโชติกุล Mr. Woravit Worachotikul
ผู้จัดการฝ่ายขายและพัฒนาธุรกิจ Sales and Business Development Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- การจัดการบัณฑิต (การตลาด) มหาวิทยาลัยราชภัฏสวนสุนันทา
  B.A. (Marketing), Suan Sunandha Rajabhat University
- อดีต ผู้ช่วยผู้จัดการฝ่ายขายและพัฒนาธุรกิจ บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
  Ex-Sales and Business Development Assistant Manager, United Standard Terminal Public Co., Ltd.

นายภูชิต ลักษมีพิเชษฐ์ Mr. Puchit Lugsamipichate
ผู้จัดการฝ่ายเทคโนโลยีสารสนเทศ Information Technology Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- บริหารธุรกิจมหาบัณฑิต มหาวิทยาลัยธรรมศาสตร์
  MBA. Thammasat University
- วิทยาศาสตร์มหาบัณฑิต (เทคโนโลยีการจัดการระบบสารสนเทศ) มหาวิทยาลัยมหิดล
  M.SC. (Technology of Information System Management), Mahidol University
- วิทยาศาสตร์บัณฑิต (เทคโนโลยีชีวภาพ) มหาวิทยาลัยเกษตรศาสตร์
  B.SC. (Biotechnology), Kasetsart University
- อดีตผู้จัดการสนับสนุนผลิตภัณฑ์ด้านเดสก์ท็อป บริษัท รอยเตอร์ซอร์ฟแวร์ (ประเทศไทย) จำกัด
  Ex-Product Support Manager (Desktop), Reuter Software (Thailand) Co., Ltd.

นางอาภาวินี อินทะรังสี Mrs. Apavinee Indaransi
ผู้จัดการฝ่ายบัญชีและการเงิน Finance and Accounting Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- บัญชีบัณฑิต มหาวิทยาลัยกรุงเทพ
  B.S. (Accounting), Bangkok University
- อดีตผู้ช่วยผู้จัดการฝ่ายสำนักงาน บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)
  Ex- Assistant Office Manager, United Standard Terminal Public Co., Ltd.
- Corporate Secretary Development Program รุ่นที่ 10 สมาคมบริษัทจดทะเบียน
  Corporate Secretary Development Program#10 Listed Companies Association
- นักลงทุนสัมพันธ์ จากตลาดหลักทรัพย์แห่งประเทศไทย
  Investor Relation Training Program, The Stock Exchange of Thailand

นางสาวจุฑารัตน์ สุปรียาภรณ์ Ms. Jutharat Supreyaporn
ผู้จัดการฝ่ายทรัพยากรบุคคลและธุรการ Human Resources and Administration Manager
วุฒิทางการศึกษาและประสบการณ์ / Education and Experience

- การจัดการมหาบัณฑิต (การจัดการทรัพยากรมนุษย์) มหาวิทยาลัยบูรพา
  M.M. (Human Resources Management), Burapha University
- ศึกษาศาสตร์บัณฑิต มหาวิทยาลัยบูรพา
  B.Edu. Burapha University
- อดีตผู้จัดการฝ่ายทรัพยากรบุคคล บริษัท ผลิตภัณฑ์คอนกรีตชลบุรี จำกัด (มหาชน)
  Ex- Human Resources Manager, Chonburi Concrete Product Public Co., Ltd.

ข้อมูลทั่วไปของบริษัทฯ


4107
4107





บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน)

เลขทะเบียนบริษัท	:	0107537000530
ประเภทธุรกิจ	:	ขนส่งและโลจิสติกส์
สถานที่ตั้ง	:	**สำนักงานใหญ่** เลขที่ 2 อาคารเพลินจิตเซ็นเตอร์ ชั้น 3 ถนนสุขุมวิท คลองเตย กรุงเทพฯ 10110 โทรศัพท์ 0-2656-8522 โทรสาร 0-2656-8515
	:	**คลังสินค้าสมุทรปราการ** เลขที่ 78/2 หมู่ 2 ซ.วัดแค ถ.สุขสวัสดิ์ อ.พระสมุทรเจดีย์ จ.สมุทรปราการ 10290 โทรศัพท์ 0-2815-4851 โทรสาร 0-2425-8829
	:	**คลังสินค้าอ่างทอง** เลขที่ 14/1 หมู่ 4 ถ.อยุธยา-อ่างทอง ต.โพสะ อ.เมือง จ.อ่างทอง 14000 โทรศัพท์ : 0-3561-1383-4 โทรสาร 0-3561-1382
	:	**คลังสินค้าอยุธยา** เลขที่ 32 หมู่ 12 ต.บางกะสัน อ.บางปะอิน จ.พระนครศรีอยุธยา 13160 โทรศัพท์ : 0-3536-6265 โทรสาร 0-3536-6219
	:	**คลังสินค้าแหลมฉบัง** นิคมอุตสาหกรรมแหลมฉบังท่าเรือ A4 ถ.สุขุมวิท ต.ทุ่งศุขลา อ.ศรีราชา จ.ชลบุรี 20230 โทรศัพท์ : 0-3840-1640-3 โทรสาร 0-3840-1644
เว็บไซด์	:	http://www.ust.co.th
ทุนจดทะเบียน	:	400,000,000 บาท ประกอบด้วยหุ้นสามัญ 40,000,000 หุ้น มูลค่าหุ้นละ 10 บาท
ทุนที่ออกและชำระเต็มมูลค่า	:	387,718,120 บาท ประกอบด้วยหุ้นสามัญ 38,771,812 หุ้น มูลค่าหุ้นละ 10 บาท



United Standard Terminal Public Company Limited

Registration No.	:	0107537000530
Type of Business	:	Transportation and Logistic
Address	:	**Head Office**
		2 Ploenchit Center 3rd Floor, Sukhumvit Road, Klongtoey, Bangkok 10110
		Tel : (66 2) 656 8522 Fax : (66 2) 656 8515
		Samutprakarn Terminal
		78/2 Moo 2 Soi Wat Kae, Suksawad Road, Prasamutjedi, Samutprakarn 10290
		Tel : (66 2) 815 4851 Fax : (66 2) 425 8282
		Angthong Terminal
		14/1 Moo 4 Ayuthaya-Angthong, Muang Angthong 14000
		Tel : (66 35) 611 383 Fax : (66 35)611 382
		Ayutthaya Terminal
		32 Moo 12 Bangkasan, Bang Pa-In, Phranakornsri Ayutthaya 13160
		Tel : (66 35) 366 265 Fax : (66 35) 366 219
Website	:	http://www.ust.co.th
Registered Capital	:	400,000,000 Baht Share capital Registered
		40,000,000 ordinary shares of Baht 10 each
Paid-up Capital	:	387,718,120 Baht Issued and fully paid 38,771,812
		ordinary shares of Baht 10 each

ชื่อบริษัท	:	**บริษัท มิตรผลคลังสินค้า จำกัด**
เลขทะเบียนบริษัท	:	0105517012557
ประเภทธุรกิจ	:	คลังสินค้า
สถานที่ตั้ง	:	สำนักงานใหญ่ เลขที่ 2 อาคารเพลินจิตเซ็นเตอร์ ชั้น 3 ถนนสุขุมวิท แขวงคลองเตย เขตคลองเตย กรุงเทพฯ 10110 โทรศัพท์ 0-2656-8522 โทรสาร 0-2656-8515
ทุนจดทะเบียน	:	5,000,000 บาท ประกอบด้วยหุ้นสามัญ 5,000 หุ้น มูลค่าหุ้นละ 1,000 บาท
ทุนที่ออกและชำระเต็มมูลค่า	:	5,000,000 บาท ประกอบด้วยหุ้นสามัญ 5,000 หุ้น มูลค่าหุ้นละ 1,000 บาท

ชื่อบริษัท	:	**บริษัท อ่าวไทยคลังสินค้า จำกัด**
เลขทะเบียนบริษัท	:	0105532120870
ประเภทธุรกิจ	:	คลังสินค้าและท่าเทียบเรือ
สถานที่ตั้ง	:	**สำนักงานใหญ่** เลขที่ 2 อาคารเพลินจิตเซ็นเตอร์ ชั้น 3 ถนนสุขุมวิท แขวงคลองเตย เขตคลองเตย กรุงเทพฯ 10110 โทรศัพท์ 0-2656-8522 โทรสาร 0-2656-8515 **คลังสินค้าแหลมฉบัง** ท่าเรือแหลมฉบัง A4 ต.ทุ่งสุขลา อ.ศรีราชา จ.ชลบุรี 20230 โทรศัพท์ 0 3840 1640-3 โทรสาร 0 3840 1644
ทุนจดทะเบียน	:	140,000,000 บาท ประกอบด้วยหุ้นสามัญ 14,000,000 หุ้น มูลค่าหุ้นละ 10 บาท
ทุนที่ออกและชำระเต็มมูลค่า	:	140,000,000 บาท ประกอบด้วยหุ้นสามัญ 14,000,000 หุ้น มูลค่าหุ้นละ 10 บาท

ชื่อบริษัท	:	**บริษัท กวางสี ชินโจว จงไท้ เซอร์วิส จำกัด (Guang Qinzhou Zhong Tai Service Co.,Ltd.)**
เลขทะเบียนบริษัท	:	-
ประเภทธุรกิจ	:	ขนถ่ายสินค้าและคลังสินค้า
สถานที่ตั้ง	:	Legou Operation Zone, Qinahou Port Qinzhou City, Guangxi Province, P.R.C. 535008 โทรศัพท์ : +86-771-553-9530 โทรสาร: +86-771-553-9530
ทุนจดทะเบียน	:	5,000,000 ริม มิน บี
ทุนที่ออกและชำระเต็มมูลค่า	:	5,000,000 ริม มิน บี

Company's Name	:	**Mitrphol Warehouse Company Limited**
Registration No.	:	0105517012557
Type of Business	:	Warehouse and Terminal
Address	:	**Head Office**
		2 Ploenchit Center 3rd Floor, Sukhumvit Road, Klongtoey, Bangkok 10110
		Tel : (66 2) 656 8522 Fax : (66 2) 656 8515
Registered Capital	:	5,000,000 Baht Share capital Registered 5,000 ordinary shares of Baht 1,000 each
Paid-up Capital	:	5,000,000 Baht Issued and fully paid 5,000 ordinary shares of Baht 1,000 each

Company's Name	:	**Aawthai Warehouse Company Limited**
Registration No.	:	0105532120870
Type of Business	:	Warehouse and Terminal
Address	:	**Head Office**
		2 Ploenchit Center 3rd Floor, Sukhumvit Road, Klongtoey, Bangkok 10110
		Tel : (66 2) 656 8522 Fax : (66 2) 656 8515
		Laem Chabang Port Terminal
		Port Authority of Thailand A4, Sukhumvit Road, Tungsukla, Sriracha Chonburi 20230
		Tel : (66 38) 401 640-3 Fax : (66 38) 401 644
Registered Capital	:	140,000,000 Baht Share capital Registered 14,000,000 ordinary shares of Baht 10 each
Paid-up Capital	:	140,000,000 Baht Issued and fully paid 14,000,000 ordinary shares of Baht 10 each

Company's Name	:	**Guangxi Qinzhou Zhong-Tai Service Company Limited**
Registration No.	:	-
Type of Business	:	Loading, Unloading and Warehouse
Address	:	Legou Operation Zone, Qinahou Port Qinzhou City, Guangxi Province, P.R.C. 535008
		Tel : +86-771-553-9530 Fax : +86-771-553-9530
Registered Capital	:	5,000,000 Rem Min Bi
Paid-up Capital	:	5,000,000 Rem Min Bi

ฉุดเด่นในรอบปี Financial Highlights

สำหรับปี สิ้นสุดวันที่ 31 ธันวาคม For the year ended 31 December		2549/2006	2548/2005	2547/2004
ฐานะการเงิน FINANCIAL POSITION				
สินทรัพย์รวม Total Assets	(พันบาท) (Thousand Baht)	1,474,711	1,545,958	1,159,509
หนี้สินรวม Total Liabilities	(พันบาท) (Thousand Baht)	635,733	697,045	331,473
ส่วนของผู้ถือหุ้นรวม Total Shareholders' Equity	(พันบาท) (Thousand Baht)	838,978	848,913	828,036
ทุนที่ออกและเรียกชำระแล้ว Issued and Paid-up Share Capital	(พันบาท) (Thousand Baht)	387,718	387,718	387,718
ผลการดำเนินงาน OPERATION RESULTS				
รายได้จากการให้บริการ Service Revenues	(พันบาท) (Thousand Baht)	515,449	379,822	332,858
รายได้รวม Total Revenues	(พันบาท) (Thousand Baht)	540,200	398,742	339,103
ต้นทุนการให้บริการ Cost of Services	(พันบาท) (Thousand Baht)	432,269	310,069	219,218
กำไรขั้นต้น Gross profit	(พันบาท) (Thousand Baht)	83,180	69,753	113,640
กำไร (ขาดทุน) สุทธิ Net Profit (loss)	(พันบาท) (Thousand Baht)	19,414	25,343	74,341
อัตราส่วนทางการเงิน FINANCIAL RATIO				
อัตรากำไรขั้นต้น Gross Profit margin	(%)	16.14	18.36	34.14
อัตรากำไรสุทธิ Net Profit Margin	(%)	3.59	6.36	21.92
อัตราผลตอบแทนผู้ถือหุ้น Return on Equity	(%)	2.31	2.99	8.98
อัตราผลตอบแทนจากสินทรัพย์ Return on Assets	(%)	1.32	1.64	6.41
อัตราส่วนความสามารถ ในการชำระดอกเบี้ย Interest Coverage Ratio	(เท่า) (Time)	1.85	2.21	11.80
อัตราส่วนหนี้สินต่อส่วนของ ผู้ถือหุ้น Debt to Equity	(เท่า) (Time)	0.76	0.82	0.40
ข้อมูลต่อหุ้น				
กำไร(ขาดทุน)สุทธิต่อหุ้น Earnings (Loss) per Share	(บาท) (Time)	0.50	0.65	1.92
มูลค่าตามบัญชีต่อหุ้น Book Value per Share	(บาท) (Baht)	21.64	21.90	21.36
เงินปันผลต่อหุ้น Dividend per Share	(บาท) (Baht)	0.50	1.50	1.80

บริษัท ยูไนเต็ด แสตนดาร์ด เทอร์มินัล จำกัด (มหาชน) และบริษัทในเครือ ดำเนินธุรกิจให้ได้มาตรฐานในระดับสากลและให้เกิดความพึงพอใจกับลูกค้าได้กำหนดนโยบายคุณภาพไว้ดังนี้คือ

- มุ่งมั่นพัฒนาอย่างต่อเนื่อง
- ใส่ใจในคุณภาพและบริการ
- สร้างความพึงพอใจแก่ลูกค้าและมีความรับผิดชอบต่อสังคม

เพื่อให้นโยบายคุณภาพนี้สัมฤทธิ์ผล จึงได้กำหนดแนวทางปฏิบัติไว้ ดังนี้

1. ปลูกฝังให้พนักงานทุกคนมีจิตสำนึกในเรื่องระบบและคิดอย่างเป็นกระบวนการ ทำงานอย่างมีประสิทธิภาพ ตลอดจนมุ่งมั่นพัฒนาอย่างต่อเนื่อง เพื่อให้ได้มาซึ่งคุณภาพของงานอย่างดีที่สุดและดำเนินการปรับปรุงเพื่อให้เกิดประสิทธิผลของระบบบริหารคุณภาพ ISO 9001:2000
2. ใส่ใจในคุณภาพและบริการ ซึ่งถือเป็นความรับผิดชอบและหน้าที่ของพนักงานบริษัทฯ ที่จะต้องรักษาไว้รวมทั้งต้องทบทวนปรับปรุงเพื่อพัฒนาให้ทันสมัยอยู่เสมอ เพื่อความพึงพอใจของลูกค้า
3. บริษัทฯ จะรับผิดชอบต่อสังคม โดยการเอาใจใส่ในสวัสดิภาพของพนักงาน,คนงานและคุณภาพชีวิตของชุมชน
4. มีการจัดทำวัตถุประสงค์และเป้าหมายคุณภาพของบริษัทฯ เพื่อให้การดำเนินกิจกรรมบรรลุตามนโยบายของบริษัทฯ
5. จัดให้มีการทบทวนนโยบายคุณภาพเพื่อความเหมาะสมทุกๆ 6 เดือน.

United Standard Terminal (Public) Co., Ltd. and subsidiary companies have their businesses operated of international standards with customer satisfaction guarantee. Their quality policy has been assessed as following:

- to determine and reinforce on continuous development
- focus on quality & service - oriented
- create customer satisfaction and possess social responsibility

Action plan has been set up to generate the most effective of such quality policy.

1. To train all the staff to have an awareness of systematic thinking to work effectively, also to determine on continuous development which result in best job quality. Improvement shall be processed for its effectiveness according to ISO 9001 : 2000
2. To pay close attention to quality and service which is held to be the responsibility and duty of company's staff. It is needed to be improved and developed to catch up with the new trend and to be able to satisfy customer's desire.
3. The company will be responsible for the society by paying attention to the welfare and benefit of staff, worker and community's life quality.
4. To set up the objective and quality goal of company so that business operation can be achieved according to company's policy.
5. Quality policy should be reviewed every 6 months.


[ล้านบาท / Million Baht]
2549 / 2006
(1,474.71)
2548 / 2005
(1,545.96)
2547 / 2004
(1,159.51)
0
500
1000
1500
2000

1.) สินทรัพย์รวม

สินทรัพย์รวม ณ วันที่ 31 ธันวาคม 2549 จำนวน 1,474.71 ล้านบาท เทียบกับปี 2548 จำนวน 1,545.96 ล้านบาท ลดลง 71.25 ล้านบาท คิดเป็นร้อยละ 4.60 เนื่องจากบริษัทจำหน่ายหลักทรัพย์และที่ดินเปล่าที่ไม่ก่อให้เกิดรายได้

1.) Total Assets

The company's Total assets as of 31 December 2006 reported at Baht 1,474.71 million - decreased by Baht 1,545.96 millions or 4.60 percent. The company sold investment for security and vacant land.

2.) หนี้สินรวมและอัตราหนี้สินต่อทุน

หนี้สินรวม ณ วันที่ 31 ธันวาคม 2549 จำนวน 635.73 ล้านบาท เทียบกับปี 2548 จำนวน 697.05 ล้านบาท ลดลง 61.32 ล้านบาท คิดเป็นร้อยละ 8.79 เนื่องจากบริษัทจ่ายคืนเงินกู้ที่ครบกำหนดชำระในปี 2549

มีอัตราหนี้สินต่อทุน (Net debt to equity) ของบริษัทตามงบการเงินรวม ณ วันที่ 31 ธันวาคม 2549 เท่ากับ 0.76 เท่า เทียบกับปี 2548 เท่ากับ 0.82 เท่า

2.) Total Liabilities and Net debt to Equity ratio

The company's total liabilities as of 31 December 2006 reported at Bath 635.73 million compare the same last year Baht 697.05 million - decreased by baht 61.32 million or 8.79 percent. The company consolidated repayment of loan in 2006.

Debt to equity ratio as of 31 December 2006 report 0.76 time compare the same last year 0.82 time.


[เท่า / Time]
2548 / 2005
0.82
2549 / 2006
0.76
2547 / 2004
0.41

[ล้านบาท / Million Baht]


2549/2006
(838.98)
2548/2005
(848.91)
2547/2004
(828.04)
0
200
400
600
800
1000

3.) ส่วนของผู้ถือหุ้นรวม

ส่วนของผู้ถือหุ้นรวม ณ วันที่ 31 ธันวาคม 2549 จำนวน 838.98 ล้านบาท เทียบกับปี 2548 จำนวน 848.91 ล้านบาท ลดลง 9.93 ล้านบาท คิดเป็นร้อยละ 1.16 โดยมีสาเหตุหลักจากกำไรสุทธิประจำปี 2549 จำนวน 19.41 ล้านบาท จ่ายเงินปันผล จำนวน 19.39 ล้านบาท จากผลประกอบการปี 2548 ส่วนเกินทุนจากการตีราคาที่ดิน ลดลง 2.93 ล้านบาท จากการจำหน่ายที่ดินเปล่าชลบุรี

3) Total Shareholders' Equity

Shareholders' equity as of 31 December 2006 reported at Baht 838.98 million compare the same last year Baht 848.91 million - decreased by Baht 9.93 million or 1.16 percent. This was increased in Net profit for the year 2006 of Baht 19.41 million. Due to dividend payment of Baht 19.39 million and the reduction of revalvation surplus on land of the Baht 2.93 million as a result of the sale of the vacont land.

4.) รายได้การให้บริการ

รายได้การให้บริการสำหรับปี 2549 เท่ากับ 515.45 ล้านบาท เมื่อเปรียบเทียบกับปี 2548 ที่มีรายได้ 379.83 ล้านบาท เพิ่มขึ้นจำนวน 135.62 ล้านบาท หรือร้อยละ 35.70 อันเป็นผลมาจากการรวมรายได้ค่าบริการจากบริษัทย่อยที่บริษัทฯ ลงทุนในปี 2548 และการขยายการให้บริการขนส่งทางไฟและรถบรรทุก

4.) Total service revenues

As of 31 December 2006, The Company reported the total service revenue of Baht 515.45 million compare the same last year-increased by Baht 135.62 million or 35.70 percent. The company consolidated service revenue of new subsidiary companies in the year 2005 and expanded operations from new business of Transport service by truck and train.

[ล้านบาท / Million Baht]


(332.86)
(515.45)
2547 / 2004
2549 / 2006
2548 / 2005
(379.83)

[ล้านบาท / Million Baht]


2549 / 2006
(83.18)
2548 / 2005
(69.75)
2547 / 2004
(113.64)
0
20
40
60
80
100
120

5.) กำไรขั้นต้น

กำไรขั้นต้นรวม สำหรับปี 2549 เท่ากับ 83.18 ล้านบาท เมื่อเปรียบเทียบกับปี 2548 ที่มีกำไรขั้นต้นเท่ากับ 69.75 ล้านบาท เพิ่มขึ้นจำนวน 13.43 ล้านบาท หรือร้อยละ 19.25 เนื่องจากการรวมรายได้และค่าใช้จ่ายของบริษัทย่อย ที่บริษัทฯ ลงทุนในปี 2548

5.) Gross profit

Gross profit for the year 2006 was Baht 83.18 million compare the same last year-increased by Baht 13.43 million or 19.25 percent. The company consolidated service revenue and expense of new subsidiary companies in the year 2005.

6.) กำไรสุทธิรวม

กำไรสุทธิรวม สำหรับปี สิ้นสุดวันที่ 31 ธันวาคม 2549 จำนวน 19.41 ล้านบาท เมื่อเปรียบเทียบกับปี 2548 ลดลงจำนวน 5.93 ล้านบาท หรือร้อยละ 23.40 มาจากปริมาณสินค้าที่ให้บริการลดลงและค่าใช้จ่ายในการบริหารคือ ดอกเบี้ยจ่ายที่เพิ่มขึ้น

6.) Net Profit

Net Profit for the year 2006 of Baht 19.41 million decreased by Baht 5.93 million or 23.40 percent due to lower quantity and high interest expense .

[ล้านบาท / Million Baht]


(74.34)
(19.41)
2549 / 2006
2547 / 2004
2548 / 2005
(25.34)